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                                                                      EXHIBIT 12

                     GATX RAIL CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (IN MILLIONS, EXCEPT FOR RATIOS)


                                                          1999           1998             1997            1996           1995
                                                       -----------    ------------    -------------    -----------    -----------
Earnings available for fixed charges:
  Net income (loss)                                      $112.3         $ 99.9          $(41.2)            $80.3          $93.9
Add (deduct):
  Income taxes expense (benefit)                           70.9           62.0           (13.4)             50.6           59.1
  Share of affiliates' earnings, net of                   (20.4)         (18.4)          (18.4)            (20.8)         (29.5)
      distributions received
  Interest on indebtedness and amortization of
      debt discount and expense                           108.8          112.8           118.4             109.1           93.2
  Amortization of capitalized interest                      1.4            1.4             1.4               1.1            1.1
  Portion of operating lease expense
   representative of interest factor (deemed to
   be one-third)                                           39.0           34.3            29.9              26.3           20.9
                                                       -----------    ------------    -------------    -----------    -----------

Total earnings available for fixed charges               $312.0         $292.0           $76.7            $246.6         $238.7
                                                       ===========    ============    =============    ===========    ===========


Fixed charges:
  Interest on indebtedness and amortization of
      debt discount and expense                          $108.8         $112.8          $118.4            $109.1          $93.2
  Capitalized interest                                       .8            1.3              .9               3.7            4.6
  Portion of operating lease expense
   representative of interest factor (deemed to
   be one-third)                                           39.0           34.3            29.9              26.3           20.9
                                                       -----------    ------------    -------------    -----------    -----------

  Total fixed charges                                    $148.6         $148.4          $149.2            $139.1         $118.7
                                                       ===========    ============    =============    ===========    ===========


Ratio of earnings to fixed charges (A)                    2.10x          1.97x            .51x (B)         1.77x           2.01x


(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

(B) In 1997, net loss included restructuring charges of $123.8 million. Excluding the charges, the "ratio of earnings to fixed charges" was 1.34x. See Note N - Restructuring Charges.


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